

October 27, 2011

<u>Via E-mail</u>
Dennis Eidson
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

  Re: **Spartan Stores, Inc.**
    Form 10-K for Fiscal Year Ended March 26, 2011
    Filed May 16, 2011
    File No. 0-31127

Dear Mr. Eidson:

  We have reviewed your response letter dated September 28, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 26, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

Restructuring, Asset Impairment and Other, page 25

1. We reviewed your response to comment one in our letter dated August 30, 2011 as well as the referenced disclosures on pages 22, 23, 49, 50, 58 and 59. We believe you should clearly discuss the facts and circumstances surrounding material asset impairment and lease termination charges and adjustments/reversals recorded during the fiscal years presented, including for example, the $7.9 million in asset impairment charges and $5.9 million favorable lease termination adjustment recorded during fiscal 2011. It does not

appear these disclosures are provided elsewhere in the document. In cases where you believe the facts and circumstances regarding specific restructuring, asset impairment or other charges are provided elsewhere in the document and do not warrant repeating, we believe you should provide a cross-reference to these disclosures. Please advise.

Critical Accounting Policies, page 27
Goodwill, page 28

2.   Please revise your disclosure to clarify your determination of reporting units for purposes of goodwill impairment testing, i.e., specify whether all retail operations are considered one reporting unit or whether each individual retail store is considered a reporting unit. If all retail operations are considered one reporting unit, please tell us how your accounting policy complies with GAAP given that a reporting unit is defined in ASC 350-20-35 as an operating segment or one level below an operating segment. In this regard, it is our understanding based on the information provided in your response to comment 12 in our letter dated August 30, 2011 that each retail store is an operating segment as defined by ASC 280-10-50-1 through 9.

Liquidity and Capital Resources, page 30

3.   We reviewed your response to comment three in our letter dated August 30, 2011 including the proposed disclosure to be included in future filings. Please tell us and disclose your basis for characterizing stock compensation, restructuring, asset impairment and other charges and depreciation and amortization as either "non-operating" or "non-core" to the ongoing operating performance of your retail stores and wholesale operations

Item 8. Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 43

Note 4 – Restructuring, Asset Impairment and Other, page 49

4.   We reviewed your response to comment seven in our letter dated August 30, 2011 and believe you should expand and/or clarify your disclosure in regard to information provided pursuant to ASC 420-10-50-1. For example, we believe that you should disclose the reason(s) for any adjustments to the liability, such as the $6.948 million reduction in the reserve related to "lease terminations and other reversals" in fiscal 2011 as well as the underlying reasons for significant revisions to accruals that were established in purchase price allocations for previous acquisitions. Please either confirm that you will revise your disclosure in future filings to address the disclosures required by ASC 420-10-50-1 or tell us in more detail why you believe your disclosures comply with paragraphs a, b and d of ASC 420-10-50-1. If you intend to expand and/or clarify your disclosure in future filings, please show us your proposed revisions.

5.   We reviewed your response to comment eight in our letter dated August 30, 2011. Please disaggregate the disclosures in the table of restructuring, asset impairment and other expenses on page 50 to reflect the transactions excluded from the table of the activity of restructuring costs on page 49.

6.   We reviewed your response to comment nine in our letter dated August 30, 2011 and believe you should expand and/or clarify your current disclosure in regard to asset impairment charges provided pursuant to ASC 360-10-50-2. For example, we note that you disclosed $4.2 million of the $6.2 million in restructuring, asset impairment and other charges recognized in 2010. In addition, we note that your description of the impaired long-lived assets (asset groups) during fiscal 2011 and the facts and circumstances leading to the impairments is limited. Please either confirm that you will revise your disclosure in future filings or tell us in more detail why you believe additional disclosures are not required. If you intend to expand and/or clarify your disclosure in future filings, please show us your proposed revisions.

Note 15 – Reporting Segment Information, page 69

7.   We reviewed your response to comment 12 in our letter dated August 30, 2011. As previously requested, please disclose (i) the factors used to identify your reportable segments, including the basis of organization and (ii) whether operating segments have been aggregated.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief